Exhibit 99.1

4Q and Full Year 2024

Results

February 27, 2025

Investor Contact

(52) 818-328-6167

investor@femsa.com.mx

femsa.gcs-web.com

Media Contact

(52) 555-249-6843

comunicacion@femsa.com.mx

femsa.com

February 27, 2025 | Page 1

HIGHLIGHTS

Monterrey, Mexico, February 27, 2025 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) announced today its operational and financial results for the fourth quarter and full year of 2024.

•	FEMSA: Total Consolidated Revenues grew 12.8% and Income from Operations increased 31.5% compared to 4Q23.

•	FEMSA Retail[1]: Proximity Americas total Revenues grew 13.2% and Income from operations increased 18.7% versus 4Q23.

•	SPIN: Spin by OXXO had 8.6 million active users[2] representing 24.9% growth compared to 4Q23 while Spin Premia had 24.6 million active loyalty users[2] representing 27.5% growth compared to 4Q23, and an average tender[3] of 40.7%.

•	COCA-COLA FEMSA: Total Revenues and Income from Operations grew 14.3% and 25.0%, respectively against 4Q23.

Financial Summary for the Fourth Quarter and Full Year 2024

Change vs. comparable period

	Total Revenues		Gross Profit		Income from Operations		Same-Store Sales
	4Q24	YTD24	4Q24	YTD24	4Q24	YTD24	4Q24	YTD24
FEMSA Consolidated	12.8%	11.2%	16.7%	15.0%	31.5%	19.8%
Proximity Americas	13.2%	10.3%	19.0%	17.0%	18.7%	11.2%	3.8%	4.2%
Proximity Europe	21.5%	14.2%	17.5%	14.6%	9.9%	45.3%	N.A.	N.A.
Health	13.3%	5.8%	21.2%	6.9%	109.7%	4.6%	9.4%	(0.3%)
Fuel	8.0%	11.7%	2.4%	8.0%	6.9%	12.4%	9.7%	9.9%
Coca-Cola FEMSA	14.3%	14.2%	16.8%	16.0%	25.0%	17.4%

José Antonio Fernández Carbajal, FEMSA’s Chief Executive Officer, commented:

“In the fourth quarter FEMSA delivered a strong close to a strong year, with double-digit growth in revenues, gross profit, and income from operations in most of our business units, driven by the strength of our platform and the effort of our teams, while also reflecting foreign exchange tailwinds from our international operations.

The solid trends in the fourth quarter’s top line were complemented by strong margin expansion at our two largest operations, Proximity Americas and Coca-Cola FEMSA, leveraging powerful execution in their core markets. Looking at the full year, margin expansion was achieved not only at Proximity Americas and Coca-Cola FEMSA, but also at Proximity Europe and Fuel.

Beyond our operations, during the year we continued to make progress with the remaining steps of FEMSA Forward, including in the execution of our capital allocation framework. In addition to high levels of capital expenditures as we continued to invest in our organic growth opportunities across business units, during 2024, we returned record amounts of capital through a combination of dividends and share repurchases, a process that we intend to accelerate in 2025 and 2026 as we move to maximize the efficiency of our balance sheet.

Finally, on the governance front, the Corporate Practices and Nominations Committee of FEMSA’s Board of Directors has formally launched the succession process for the CEO position. Please refer to the Recent Developments section of this release for further details.

We begin 2025 facing an increasingly challenging consumer environment in many of our markets, particularly Mexico, but we are confident we have a compelling opportunity set in front of us, a solid strategy to pursue those opportunities, and the best team in the business.”

[1]	FEMSA Retail: Proximity Americas & Europe, Fuel and FEMSA Health.
[2]	Active User for Spin by OXXO: Any user with a balance or that has transacted within the last 56 days.
Active User for Spin Premia: User that has transacted at least once with OXXO Premia within the last 90 days.
[3]	Tender: OXXO MXN sales with Spin Premia redemption or accrual / Total OXXO MXN Sales, during the period.

February 27, 2025 | Page 2

FEMSA Forward Update

Advancing FEMSA Forward:

Update on our capital allocation framework

In line with our FEMSA Forward strategy, on February 15, 2024, we shared FEMSA’s capital allocation framework and plans as approved by our Board of Directors. One year later, we have made important progress executing on these plans and are poised to accelerate the pace during 2025 and 2026.

Investing in our core

In line with our long range plan we expect to continue to deploy capital in our core organic initiatives to reach our original commitment of around of Ps. 50,000 million per year for 2025 and 2026, with close to Ps. 32,000 million a year of that deployed in Mexico, where we are one of the largest employers (over 260,000 employees), and taxpayers, expecting to pay over Ps. 41,000 million in aggregate income taxes for the period between fiscal 2025 and 2026. We are beginning to see the fruits of these investments in the reported figures for 2024 in the form of continued high hit-rate new store growth, merchandising and segmentation initiatives driving margin expansion, investment in production and market assets at KOF, and investments in both analog and digital capabilities throughout our portfolio that have created attractive returns and quick paybacks.

Developing new value capillaries

During 2024, we invested a relatively modest amount of approximately USD$385 million in inorganic initiatives, mostly related to the establishment of a beachhead for our proximity operations in the US. We continue to be on the lookout for opportunities that could generate value or add capabilities across our portfolio, maintaining high thresholds for both strategic fit and financial returns within our defined FEMSA Forward core business verticals, and our leverage objective of 2x Ex-KOF Net Leverage target, as we maximize the efficiency of our balance sheet.

Capital Returns

Having successfully executed the majority of the FEMSA Forward-related divestments, and after accounting for our expected organic and inorganic capital needs, we believe that returning capital to shareholders is a key component of the overall strategy, keeping in mind that all capital allocation actions are guided by the principle of driving intrinsic per share value through both operational and financial decisions.

Return of capital initiatives carried out during 2024

During 2024 we declared ordinary dividends of Ps. 3.6644 per FEMSAUB unit and Ps. 4.3972 per FEMSAUBD unit (Ps. 43.972 per ADS). We also announced extraordinary dividends of Ps. 2.5672 per FEMSAUB unit and Ps. 3.0804 per FEMSAUBD unit (Ps. 30.804 per ADS). Finally, we repurchased 102,201,323 FEMSAUBD units, representing approximately 2.86% of our total outstanding units as of December 31, 2024. These repurchased shares are currently held in our Treasury and will be proposed for cancellation at the Annual Shareholders’ Meeting on April 11th, 2025. On aggregate these actions returned an amount representing approximately 8.1% of FEMSA’s current market capitalization.

February 27, 2025 | Page 3

Return of capital initiatives proposed for 2025

FEMSA’s Board of Directors has approved to submit to the 2025 Annual Shareholders Meeting the following proposals: i) Increase our ordinary dividends per unit by 4.2% compared to 2024, in line with Mexican inflation, or Ps. 3.8190 per FEMSAUB unit and Ps. 4.5826 per FEMSAUBD unit (Ps. 45.826 per ADS), to be paid in four quarterly installments beginning in April of 2025; ii) pay an additional extraordinary dividend of Ps. 8.4240 per FEMSAUB unit and Ps. 10.1084 per FEMSAUBD unit (Ps. 101.084 per ADS), over and above the approved ordinary dividends, to be disbursed in four quarterly installments on the same dates as the ordinary dividends; and iii) allocate to share repurchases an amount representing approximately 2.9% of FEMSA’s current market capitalization. These actions represent an aggregate amount of approximately 10.4% of FEMSA’s current market capitalization.

Considerations on capital initiatives for 2026

During 2026, assuming no extraordinary circumstances beyond our control, we plan to announce a minimum additional capital return representing approximately 4.2% of FEMSA’s current market capitalization, over and above the approved ordinary dividends for that year. Based on our cash flow generation and planned capital deployment during 2025 and 2026, we would expect to substantially advance towards our objective ex-KOF leverage ratio of 2x, maximizing the efficiency of our balance sheet.

February 27, 2025 | Page 4

QUARTERLY RESULTS

Results are compared to the same period of previous year

FEMSA CONSOLIDATED

4Q24 Financial Summary

Amounts expressed in millions of Mexican Pesos (Ps.)

	4Q24	4Q23	Var.	Org.
Total Revenues	208,311	184,732	12.8%	10.8%
Gross Profit	90,906	77,915	16.7%
Gross Profit Margin (%)	43.6	42.2	140bps
Income from Operations	22,634	17,216	31.5%	31.5%
Operating Margin (%)	10.9	9.3	160bps
Adjusted EBITDA[2]	34,567	27,462	25.9%	25.4%
EBITDA Margin (%)	16.6	14.9	170bps
Net Income	10,961	6,147	78.3%

Net Debt ex-KOF1

Amounts expressed in millions of Mexican Pesos (Ps.)

As of December 31, 2024	Ps.		US$[3]
Cash and Investments	150,267		7,205
Financial Debt	74,507		3,573
Lease Liabilities	105,792		5,073
Net debt	30,031		1,440
ND / Adjusted EBITDA	0.45	x	-

Total revenues increased 12.8% in 4Q24 compared to 4Q23, driven by growth across all our business units, and reflecting the benefit from favorable exchange rate effects due to the depreciation of the Mexican peso against many of our foreign operating currencies.

Gross profit increased 16.7%. Gross margin increased 140 basis points, mainly reflecting margin expansions in Health, Proximity Americas and Coca-Cola FEMSA, offset by contraction in margins in Fuel and Proximity Europe.

Income from operations increased 31.5% driven by growth across all our business units. The consolidated operating margin was 10.9% as a percentage of total sales, representing an expansion of 160 basis points, driven by margin expansion at Proximity Americas, Coca-Cola FEMSA, and our Health Division. This was partially offset by a stable margin in Fuel and a margin contraction in Proximity Europe.

Our effective income tax rate was 52.9% in 4Q24. Our income tax provision was Ps. 8,769 million in 4Q24, reflecting a combination of one-off factors, such as certain non-deductible non-cash impairment and restructuring charges which reduced pre-tax income, and a structurally higher effective tax rate driven by increased non-deductible expenses, including an increase in the tax-exempt portion of compensation and non-recoverable losses at Spin.

Net consolidated income was Ps. 10,961million, compared to Ps. 6,147 million in 4Q23, reflecting: i) a higher non-cash foreign exchange gain of Ps. 2,673 million compared to a loss of Ps. 6,302 million loss in 4Q23 related to our U.S. dollar-denominated cash position positively impacted by the depreciation of the Mexican peso; and ii) a gain in net income from discontinued operations of Ps. 3,339 million compared to a loss of Ps. 3,235 million in 4Q23, which includes a gain of Ps. 4,165 million related to the divestment of Imbera and Torrey.

Net majority income was Ps. 1.90 per FEMSA Unit4 and US$0.91 per FEMSA ADS3.

Net Debt / EBITDA. As of December 31, 2024, cash and investments were Ps. 150,267 million and total debt was Ps. 180,299 million, resulting in net debt of Ps. 30,480 million. Our Net Debt / EBITDA ratio ex-KOF was 0.45x.

Capital expenditures amounted to Ps. 20,694 million, 9.9% as a percentage of total sales, and an increase of 32.0% compared to 4Q23, mainly driven by higher CAPEX at Coca-Cola FEMSA, mainly deployed to increase our production and distribution capacity, and in Proximity Americas, mainly allocated towards new store growth, remodeling and optimization of existing stores, and the development of commercial capabilities to enhance the value proposition and customer experience.

[1]	ex-KOF: FEMSA Consolidated reported information – Coca-Cola FEMSA Consolidated reported information.
[2]	Adjusted EBITDA: Operating Income + Depreciation + Amortizations + other non-cash charges. Adjusted EBITDA ex-KOF: FEMSA Consolidated Adjusted EBITDA as described above – Coca-Cola FEMSA’s Consolidated Adjusted EBITDA + Dividends received by FEMSA from Coca-Cola FEMSA and other investments.
All Net Debt calculations are shown on an Ex-KOF basis. For a detailed reconciliation of this metric please see table on page 16 of this document.
[3]	The exchange rate published by the Federal Reserve Bank of New York for December 31, 2024 was 20.8557 MXN per USD.
[4]	FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of December 31, 2024 was 3,578,226,270, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

February 27, 2025 | Page 5

PROXIMITY AMERICAS OXXO (Mexico, USA & Latam1)

4Q24 Financial Summary

Amounts expressed in millions of Mexican Pesos (Ps.) except same-store sales

	4Q24	4Q23	Var.	Org.
Same-store sales (thousands of Ps.)	999.7	963.5	3.8%
Total Revenues	80,992	71,530	13.2%	8.1%
Gross Profit	38,610	32,452	19.0%	16.7%
Gross Profit Margin (%)	47.7	45.4	230bps
Income from Operations	9,516	8,020	18.7%	18.7%
Income from Operations Margin (%)	11.7	11.2	50bps
Adjusted EBITDA	14,062	11,486	22.4%	21.4%
Adjusted EBITDA Margin (%)	17.4	16.1	130bps

Total revenues increased 13.2% in 4Q24 compared to 4Q23, reflecting an increase in same-store sales for the Proximity Americas Division, driven by 6.8% growth in average customer ticket and a decrease of 2.8% in store traffic; and the addition of the US operation to the division, which we began consolidating on October 1st, 2024, reflecting a full quarter of results from this operation. These figures reflect a solid performance in a challenging quarter, with mixed results from the Thirst and Gathering consumption occasions, two of the most important for OXXO, with decreases in the beer and groceries categories, which were offset by a positive performance in soft drinks and other hydration beverages. During this period, the OXXO store base in Mexico, USA and Latam expanded by 454 units to reach 1,596 total net store additions for the last twelve months. This includes 249 stores from our acquisition of Delek’s retail operations in the USA. As of December 31, 2024, Proximity Americas had a total of 24,462 OXXO stores.

Gross profit reached 47.7% of total revenues, reflecting a 230-basis point expansion driven again by the contribution of financial services and an increase in commercial income, as well as revenue growth management initiatives which contributed to better pricing dynamics.

Income from operations represented 11.7% of total revenues, and a 50-basis point expansion compared to 4Q23, mainly explained by a higher gross margin, a slower growth rate in South America compared to last year, and a moderate increase in selling expenses reflecting cost containment and efficiency initiatives, as well as more normalized labor expenses. However, this was partially offset by higher operating expenses related to continued investments in commercial capabilities, including segmentation, revenue management, and data analytics.

1 OXXO Latam: OXXO Colombia, Chile and Peru.

February 27, 2025 | Page 6

PROXIMITY AMERICAS Other formats

Bara1

Total revenues increased by 38.7% in 4Q24 compared to 4Q23, reflecting an average same-store sales increase of 17.4%, driven by strong performance in the grocery, dairy and frozen food categories, as well as the addition of 120 net new Bara stores for the last twelve months. During the quarter, the Bara store base expanded by 63 units reaching a total of 479 Bara stores as of December 31, 2024.

Grupo Nós2

Total revenues of OXXO Brazil in 4Q24 grew 54.7%3 year-over-year. This figure reflects the successful evolution and expansion of the OXXO value proposition in the region, which resulted in same-store sales growth of 9.1%3, as well as the addition of 154 net new OXXO stores for the last twelve months. During the quarter, the store base expanded by 30 units. As of December 31, 2024, Grupo Nós had a total of 594 OXXO stores.

1 Bara store count and results are not consolidated within the Proximity Americas reported figures.

2 OXXO’s non-consolidated joint-venture with Raízen in Brazil.

3 In local currency, BRL

February 27, 2025 | Page 7

PROXIMITY EUROPE Valora

4Q24 Financial Summary

Amounts expressed in millions of Mexican Pesos (Ps.)

	4Q24	4Q23	Var.
Total Revenues	13,870	11,415	21.5%
Gross Profit	6,014	5,120	17.5%
Gross Profit Margin (%)	43.4	44.9	(150bps )
Income from Operations	653	594	9.9%
Income from Operations Margin (%)	4.7	5.2	(50bps )
Adjusted EBITDA	2,012	1,845	9.0%
Adjusted EBITDA Margin (%)	14.5	16.2	(170bps )

Total revenues increased 21.5% in 4Q24 compared to 4Q23, reflecting growth in our retail revenue across all countries, supported by commercial capabilities and with a relevant impact from the appreciation of currencies against the Mexican peso. By the end of the period, Proximity Europe had 2,778 points of sale, a decrease of 30 points of sale in the last twelve months.

Gross profit reached 43.4% of total revenues, reflecting a 150 basis-point margin contraction explained by changes in mix compared to the same period last year, when foodservice grew ahead of retail sales, and a 17.5% increase compared to 4Q23, as higher sales and promotional income faced a tough comparison base from 4Q23.

Income from operations represented 4.7% of total revenues, a 50 basis-point decrease year-on-year, driven by higher operating expenses which rose by 18.4% to Ps. 5,361 million, mainly driven by higher administrative expenses reflecting a challenging comparison base from the results from B2B in 2023.

February 27, 2025 | Page 8

HEALTH

4Q24 Financial Summary

Amounts expressed in millions of Mexican Pesos (Ps.) except same-store sales

	4Q24	4Q23	Var.
Same-store sales (thousands of Ps.)	982.6	898.3	9.4%
Total Revenues	21,824	19,254	13.3%
Gross Profit	6,814	5,622	21.2%
Gross Profit Margin (%)	31.2	29.2	200bps
Income from Operations	1,202	573	109.7%
Income from Operations Margin (%)	5.5	3.0	250bps
Adjusted EBITDA	2,352	2,262	4.0%
Adjusted EBITDA Margin (%)	10.8	11.7	(90bps )

Total revenues increased 13.3% in 4Q24 compared to 4Q23, driven by revenue growth across Colombia, Chile and Ecuador and partially offset by a challenging competitive environment in Mexico. Revenues were aided by the appreciation of currencies against the Mexican peso. During the quarter, the store base increased by 125 units reaching a total of 4,661 locations across our territories, as of December 31, 2024. This figure reflects the addition of 187 net new locations in the last twelve months. Same-store sales increased by an average of 9.4%.

Gross profit was 31.2% of total revenues, representing a 200-basis point expansion year on year, reflecting strategic commercial efforts, proactive cost management and higher retail sales in Colombia. Sustained efficiencies were leveraged through our centralized purchasing office, enabling the division to optimize procurement.

Income from operations amounted to 5.5% of total revenues, an expansion of 250 basis points, resulting in an increase of 109.7%, mainly explained by a favorable comparison base that included a Ps. 527 million charge for uncollectible accounts in Colombia in 4Q23. Excluding this effect, income from operations would have increased 9.3% year-over-year. This result was supported by growth in Colombia and Ecuador, and stable results in Chile, partially offset by underperformance in Mexico. Operating expenses increased 11.2% to Ps. 5,612 million, explained by higher labor costs, utilities, and store expansion.

February 27, 2025 | Page 9

FUEL

4Q24 Financial Summary

Amounts expressed in millions of Mexican Pesos (Ps.) except same-station sales

	4Q24	4Q23	Var.
Same-station sales (thousands of Ps.)	8,832.4	8,049.5	9.7%
Total Revenues	16,331	15,121	8.0%
Gross Profit	2,071	2,022	2.4%
Gross Profit Margin (%)	12.7	13.4	(70bps )
Income from Operations	745	697	6.9%
Income from Operations Margin (%)	4.6	4.6	-
Adjusted EBITDA	1,092	943	15.8%
Adjusted EBITDA Margin (%)	6.7	6.2	50bps

Total revenues increased 8.0% in 4Q24 compared to 4Q23, reflecting a 9.7% average same-station sales increase, driven by 4.4% growth in average volume and 5.1% increase in the average price per liter. The OXXO Gas retail network had 571 points of sale as of December 31, 2024.

Gross profit was 12.7% of total revenues, representing a 70-basis point contraction year on year, reflecting an increase in the cost of sales and an unfavorable mix due to higher institutional sales compared to retail sales during the quarter, partially offset by cost efficiencies and revenue management initiatives.

Income from operations accounted for 4.6% of total revenues. Operating expenses remained flat to Ps. 1,326 million, reflecting strict expense control and positive operating leverage.

February 27, 2025 | Page 10

FEMSA Retail Operations Summary

Total Revenue Growth (% vs year ago)

4Q24
Proximity Americas
OXXO[1]	8.1%
Mexico	7.8%
OXXO Latam[2]	38.2%

Other Proximity Americas formats
Bara	38.7%
OXXO Brazil[3]	54.7%

Proximity Europe[4]	5.3%
OXXO Gas	8.0%

FEMSA Health[5]	5.6%
Chile[6]	6.6%
Colombia[7]	10.1%
Ecuador[8]	2.3%
Mexico	(5.1)%

1	OXXO Consolidated figures shown in MXN including currency effects. Excludes OXXO US operations
2	Includes OXXO Colombia, Chile and Peru, figure shown in MXN.
3	Local currency (BRL). Operated through Grupo Nós, our joint-venture with Raízen.
4	Local currency (CHF).
5	Local currency weighted average.
6	Local currency (CLP).
7	Local currency (COP).
8	Local currency (USD).

Total Unit Growth (% vs year ago)

4Q24
Proximity Americas
OXXO	7.0%
Mexico	5.6%
OXXO Latam[1] & USA	40.2%

Other Proximity Americas formats
Bara	33.4%
OXXO Brazil[2]	35.0%

Proximity Europe[3]	(1.1)%
OXXO Gas	N.S.

FEMSA Health	4.2%
Chile	4.9%
Colombia	16.0%
Ecuador	3.2%
Mexico	(1.1)%

1	Includes OXXO Colombia, Chile and Perú.
2	Operated through Grupo Nós, our joint-venture with Raízen.
3	Includes company owned and franchised units.

Same-Store Sales

4Q24
Proximity Americas
OXXO[1]	3.8%
Mexico	3.5%
OXXO Latam[2]	12.2%

Other Proximity Americas formats
Bara	17.4%
OXXO Brazil[3]	9.1%

Proximity Europe[4]	N.A.
OXXO Gas	9.7%

FEMSA Health[5]	4.1%
Chile[6]	5.1%
Colombia[7]	31.2%
Ecuador[8]	(1.4)%
Mexico	(8.3)%

1	OXXO Consolidated figures shown in MXN including currency effects. Excludes OXXO US operations
2	Includes OXXO Colombia, Chile and Peru, figure shown in MXN.
3	Local currency (BRL). Operated through Grupo Nós, our joint-venture with Raízen.
4	Local currency (CHF).
5	Local currency weighted average. Only includes retail sales. FEMSA Health Include franchised stores in Ecuador.
6	Local currency (CLP).
7	Local currency (COP).
8	Local currency (USD).

February 27, 2025 | Page 11

SPIN[1]

Spin by OXXO

Spin by OXXO acquired 0.6 million users during the quarter to reach 13.1 million total users in 4Q24, compared to 9.8 million users in 4Q23. This represents an increase of 32.8% YoY and a 2.4% compound monthly growth rate.

Active users2 represented 65.5% of the total acquired user base representing 24.9% growth and reaching 8.6 million. Total transactions per month increased 34.2%3 during the quarter to reach an average of 63.2 million per month in 4Q24, reflecting an increase in user engagement.

Spin Premia

Spin Premia acquired 2.8 million users during the quarter to reach 52.8 million total users in 4Q24, compared to 40.2 million users in 4Q23. This represents an increase of 31.5% YoY and a 2.3% compound monthly growth rate. Active users4 represented 46.6% of the total acquired user base representing 27.5% growth and reaching 24.6 million. The average tender5 during the quarter was 40.7%.

COCA-COLA FEMSA

Coca-Cola FEMSA’s financial results and discussion thereof are incorporated by reference from Coca-Cola FEMSA’s press release, which may be accessed by visiting coca-colafemsa.com.

1 Digital@FEMSA’s results are included within the Other business segment

2 Active User for Spin by OXXO: Any user with a balance or that has transacted within the last 56 days.

3 Represents the growth of average monthly transactions in 4Q24 compared to average monthly transactions in 4Q23.

4 Active User for Spin Premia: User that has transacted at least once with OXXO Premia within the last 90 days.

5 Tender: OXXO MXN sales with Spin Premia redemption or accrual / Total OXXO MXN Sales, during the period.

February 27, 2025 | Page 12

RESULTS FOR THE FULL YEAR OF 2024

Results are compared to the same period of previous year

FEMSA CONSOLIDATED

Financial Summary for the Full Year 2024

Amounts expressed in millions of Mexican Pesos (Ps.)

	2024	2023	Var.	Org.
Total Revenues	781,585	702,692	11.2%	10.7%
Gross Profit	321,416	279,507	15.0%
Gross Profit Margin ()%	41.1%	39.8%	130 bps
Income from Operations	70,668	58,985	19.8%	19.8%
Operating Margin ()%	9.0	8.4	60 bps
Adjusted EBITDA[1]	115,594	95,864	20.6%	20.5%
Adjusted EBITDA Margin ()%	14.8	13.6	120 bps
Consolidated Net Income	41,687	76,677	N.S.

Total revenues increased 11.2%, reflecting growth across all of our business units.

Gross profit increased 15.0%. Gross margin increased by 130 basis points to 41.1% of total revenues, reflecting a gross margin expansion at Proximity Americas, Coca-Cola FEMSA, Health and Proximity Europe Divisions. This was partially offset by a margin contraction at the Fuel Division.

Income from operations rose by 19.8%. Our consolidated operating margin increased 60 basis points to 9.0% of total revenues, reflecting margin expansion at Coca-Cola FEMSA, Proximity Americas, and Proximity Europe. This was partially offset by stable margins at Health and Fuel Divisions.

Our effective income tax rate was 37.0% for the full year 2024, compared to 22.3% in 2023. Our income tax provision was Ps. 24,661 million for the full year 2024, reflecting a tough comparison base in 2023 when a deferred tax asset was booked, reducing tax expenses. Additionally, the increase was driven by a combination of one-offs such as a higher marginal rate at KOF, non-recoverable tax losses from our Spin business, and impairment charges in OXXO Chile and Health Mexico; as well as a structurally higher effective tax rate due to increased non-deductible expenses, 60% of which are primarily payroll related.

Net consolidated income was Ps. 41,687 million reflecting a decline of 45.6% compared to 2023 explained by; i) a challenging comparative base from full year 2023, which included the reclassification of FEMSA’s investment in Heineken to discontinued operations and subsequent sale; ii) a lower interest income of Ps. 11,910 million compared to Ps. 17,609 million in of 2023 attributable a gain from the purchase of US$1.7 billion of debt during 2023; and iii) a higher interest expense amounting to Ps. 20,002 million compared to Ps. 14,916 million, net of interest gains, reflecting a tough comparison base from gains on derivative instruments in 2023. This was partially offset by a non-cash foreign exchange gain of Ps. 11,929 million related to FEMSA’s U.S. dollar-denominated cash position positive impacted by the depreciation of the Mexican peso.

Net majority income per FEMSA Unit2 was Ps. 7.88 (US$3.78 per ADS).

Capital expenditures amounted to Ps. 51,074 million, an increase of 31.1% compared to 2023, reflecting higher CAPEX in Coca-Cola FEMSA to increase our production and distribution capacity, our store expansion in Proximity Americas, and higher investments in core capabilities across our business units.

1 Adjusted EBITDA: Operating Income + Depreciation + Amortizations.

2 FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of December 31, 2024 was 3,578,226,270, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

February 27, 2025 | Page 13

RECENT DEVELOPMENTS

●	As previously anticipated, during this year of 2025 the Company plans to carry out the succession of José Antonio Fernández Carbajal, who holds the position of acting CEO on an interim basis.

Since late last year, the Corporate Practices and Nominations Committee of FEMSA’s Board of Directors (“CPNC”) has been diligently working on designing and developing the actions required for this important process.

During the Board meeting held yesterday, this Committee recommended the creation of a Special Committee of the Board to oversee this process throughout this year. The Board approved this recommendation:

●	The Special Committee will be chaired by Ricardo Saldívar, Chairman of the CPNC,

●	The Committee will include all the other members of the CPNC: Gibu Thomas, Ricardo Guajardo, and Jaime El Koury.

●	In addition, the following directors will also form part of the Special Committee: Michael Larson, Elane Stock, and Olga González.

Upon completion of their evaluation, the Special Committee will submit its recommendation to the Board of Directors. We will communicate the Board’s decision at the appropriate time.

In designing this process, as in prior CEO designations, we have adhered to the highest corporate standards. We have engaged a leading global firm with extensive experience in such processes, along with other advisors from various specialties.

●	On January 27, 2025, FEMSA announced that Daniel Belaúnde, CEO of the Health Division for nearly a decade, decided to close his professional cycle at FEMSA. This was mutually agreed, and we support his decision. Daniel was key in the growth and positioning of the division, guiding the team to distinguish itself as innovative, resilient, high quality, and with a diverse and inclusive approach.

Concurrently, Jacobo Caller, current CEO of the Multiformat Division, will assume the role of CEO of the Health Division and will continue to report to José Antonio Fernández Garza, CEO of FEMSA Proximity and Health. Jacobo has more than 35 years of experience in the retail industry globally, including the pharmacy sector. Since his arrival at FEMSA Proximity & Health, Jacobo has stood out for being a leader with a clear strategic vision, disciplined execution capabilities oriented towards results, and embracing a role as ambassador of our FEMSA culture.

In turn, Jaime Longoria, current CEO of OXXO Gas, will assume leadership of the Multiformat Division, reporting directly to José Antonio Fernández Garza, CEO of FEMSA Proximity and Health. Jaime has more than 25 years of experience at FEMSA, standing out for his extensive experience in multiple roles, most recently as CEO of OXXO Gas, where he distinguished himself for the excellent results of the business, and always living the cultural values of FEMSA.

For his part, David González, current OXXO GAS Network Director, has been appointed CEO of OXXO GAS and will report to Constantino Spas, CEO of the Americas and Mobility Division. David has more than 12 years of experience within FEMSA, Coca-Cola FEMSA and PTM (our recently divested plastics business).

●	On November 4, 2024, FEMSA announced the successful closing of its previously disclosed divestiture on July 17, 2024, of its refrigeration and foodservice equipment operations, Alpunto (including Imbera and Torrey), to Mill Point Capital LLC, for a total amount of $8,000 million pesos, on a cash-free, debt-free basis.

February 27, 2025 | Page 14

CONFERENCE CALL INFORMATION

Our Fourth Quarter and Full Year 2024 Conference Call will be held on: Thursday, February 27, 2025, 10:00 AM Eastern Time (9:00 AM Mexico City Time). The conference call will be webcast live through streaming audio.

Telephone:	Toll Free US:	(866) 580 3963
	International:	+1 (786) 697 3501

Webcast:	https://edge.media-server.com/mmc/p/qvjeojz7/

Conference ID:	FEMSA

If you are unable to participate live, the conference call audio will be available on https://femsa.gcs-web.com/financial-reports/quarterly-results

ABOUT FEMSA

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through a Proximity Americas Division operating OXXO, a small-format store chain, and other related retail formats, and Proximity Europe which includes Valora, our European retail unit which operates convenience and foodvenience formats. In the retail industry it also participates though a Health Division, which includes drugstores and related activities and Spin, which includes Spin by OXXO and Spin Premia, among other digital financial services initiatives. In the beverage industry, it participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume. Across its business units, FEMSA has more than 392,000 employees in 18 countries. FEMSA is a member of the Dow Jones Best-in-Class World Index & Dow Jones Best-in-Class MILA Pacific Alliance Index, both from S&P Global; FTSE4Good Emerging Index; MSCI EM Latin America ESG Leaders Index; S&P/BMV Total México ESG, among other indexes.

The translations of Mexican pesos into US dollars are included solely for the convenience of the reader, using the noon buying rate for Mexican pesos as published by the Federal Reserve Bank of New York on December 31, 2024, which was 20.8557 Mexican pesos per US dollar.

FORWARD-LOOKING STATEMENTS

This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Nuestros Our consolidated financial statements as of and for the year ended December 31, 2024, are not yet available, and the independent audit of those financial statements is ongoing and has not yet been completed. The unaudited preliminary financial information as of and for the year ended December 31, 2024, presented herein, is preliminary and subject to change as we complete our financial closing procedures and prepare our consolidated financial statements, and as our independent registered public accounting firm completes its audit of such consolidated financial statements. As of the date of this release, our independent registered public accounting firm has not expressed an opinion or any other form of assurance on any financial information as of or for the year ended December 31, 2024, or on our internal control over financial reporting as of December 31, 2024. Our audited consolidated financial statements may differ materially from this preliminary information and will also include notes providing additional disclosures.

Ten pages of tables to follow

February 27, 2025 | Page 15

FEMSA – Consolidated Income Statement

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the fourth quarter of:						For the twelve months of:
	2024	% of rev.	2023	% of rev.	% Var.	% Org.(A)	2024	% of rev.	2023	% of rev.	% Var.	% Org. (A)
Total revenues	208,311	100.0	184,732	100.0	12.8	10.8	781,585	100.0	702,692	100.0	11.2	10.7
Cost of sales	117,405	56.4	106,817	57.8	9.9		460,168	58.9	423,185	60.2	8.7
Gross profit	90,906	43.6	77,915	42.2	16.7		321,417	41.1	279,507	39.8	15.0
Administrative expenses	11,593	5.6	8,529	4.6	35.9		39,091	5.0	32,307	4.6	21.0
Selling expenses	57,039	27.4	52,741	28.6	8.1		211,864	27.1	188,732	26.9	12.3
Other operating expenses (income), net (1)	(361)	(0.2)	(571)	9.3	(36.8)		(206)	(0.0)	(517)	(0.1)	(60.2)
Income from operations (2)	22,634	10.9	17,216	9.3	31.5	31.5	70,668	9.0	58,985	8.4	19.8	19.8
Other non-operating expenses (income)	5,199		2,974		74.8		5,864		(6,568)		(189.3)
Interest expense	5,237		6,232		(16.0)		20,002		14,916		34.1
Interest income	2,813		4,535		(38.0)		11,910		17,609		(32.4)
Interest expense, net	2,424		1,697		42.8		8,092		(2,693)		N.S.
Foreign exchange loss (gain)	(2,673)		6,302		(142.4)		(11,929)		9,849		N.S.
Other financial expenses (income), net	(1,576)		6,137		(125.7)		(10,029)		10,195		(198.4)
Financing expenses, net	849		7,834		(89.2)		(1,937)		7,502		(125.8)
Income before income tax and participation in associates results	16,586		6,408		158.8		66,741		58,051		15.0
Income tax	8,769		(3,077)		N.S.		24,661		12,971		90.1
Participation in associates results (3)	(197)		(103)		90.9		(508)		(641)		(20.7)
Continued Operations net income (Loss)	7,620		9,382		(18.8)		41,572		44,439		(6.5)
Discontinued Operations net income (Loss)	3,339		(3,235)		N.S.		115		32,238		(99.6)
Consolidated net income (Loss)	10,961		6,147		78.3		41,687		76,677		(45.6)
Net majority income	6,787		3,077		120.6		28,186		65,689		(57.1)
Net minority income	4,174		3,070		36.0		13,501		10,988		22.9

Operative Cash Flow & CAPEX	2024	% of rev.	2023	% of rev.	% Var.	% Org.(A)	2024	% of rev.	2023	% of rev.	% Var.	% Org.(A)
Income from operations	22,634	10.9	17,216	9.3	31.5	31.5	70,668	9.0	58,985	8.4	19.8	19.8
Depreciation	9,421	4.5	8,583	4.6	9.8		35,199	4.5	31,378	4.5	12.2
Amortization & other non-cash charges	2,511	1.2	1,663	0.9	51.0		9,728	1.2	5,501	0.8	76.8
Adjusted EBITDA	34,567	16.6	27,462	14.9	25.9	25.4	115,594	14.8	95,864	13.6	20.6	20.5
CAPEX	20,694	9.9	15,679	8.5	32.0		51,074	6.5	38,958	5.5	31.1

(A) Organic basis (% Org.) excludes the effects of significant mergers and acquisitions in the last twelve months.

(1) Other operating expenses (income), net = other operating expenses (income) +(-) equity method from operated associates.

(2) Income from operations = gross profit – administrative and selling expenses – other operating expenses (income), net.

(3) Mainly represents the results of our joint-venture with Raízen, Grupo Nós, net of taxes.

February 27, 2025 | Page 16

FEMSA – Consolidated Balance Sheet

Amounts expressed in millions of Mexican Pesos (Ps.)

ASSETS	Dec-24	Dec-23	% Inc.
Cash and cash equivalents	139,834	165,112	(15.3)
Investments	43,212	26,728	61.7
Accounts receivable	43,192	38,863	11.1
Inventories	67,464	58,222	15.9
Other current assets	34,213	41,415	(17.4)
Current Assets Available for sale	14,395	25,819	(44.2)
Total current assets	342,311	356,159	(3.9)
Investments in shares	29,376	26,247	11.9
Property, plant and equipment, net	177,397	141,530	25.3
Right of use	97,984	87,941	11.4
Intangible assets (1)	146,418	143,218	2.2
Other assets	58,720	50,761	15.7
TOTAL ASSETS	852,207	805,856	5.8

LIABILITIES & STOCKHOLDERS’ EQUITY	Dec-24	Dec-23	% Inc.
Bank loans	3,775	2,453	53.9
Current maturities of long-term debt	5,278	5,998	(12.0)
Interest payable	1,802	1,677	7.4
Current maturities of long-term leases	13,794	12,236	12.7
Operating liabilities	173,659	148,446	17.0
Short term liabilities available for sale	6,952	11,569	(39.9)
Total current liabilities	205,260	182,381	12.5
Long-term debt (2)	139,151	128,373	8.4
Long-term leases	94,293	83,837	12.5
Laboral obligations	8,968	6,920	29.6
Other liabilities	21,951	25,976	(15.5)
Total liabilities	469,623	427,487	9.9
Total stockholders’ equity	382,584	378,369	1.1
TOTAL LIABILITIES AND STOCKHOLERS’ EQUITY	852,207	805,856	5.8

	December 31, 2024
DEBT MIX (2)	% of Total	Average Rate
Denominated in:
Mexican pesos	52.2%	9.1%
U.S. Dollars	28.2%	3.4%
Euros	7.3%	2.6%
Swiss Francs	0.0%	0.0%
Colombian pesos	1.2%	8.1%
Argentine pesos	0.4%	50.1%
Brazilian reais	9.5%	9.8%
Chilean pesos	1.2%	6.4%
Total debt	100.0%	7.2%

Fixed rate (2)	82.3%
Variable rate (2)	17.7%

DEBT MATURITY PROFILE	2025	2026	2027	2028	2029	2030+
% of Total Debt	6.2%	9.1%	6.6%	11.7%	3.9%	62.4%

(1) Includes mainly the intangible assets generated by acquisitions.

(2) Includes the effect of derivative financial instruments on long-term debt.

February 27, 2025 | Page 17

Net Debt & Adjusted EBITDA ex-KOF

Amounts expressed in millions of US Dollars (US.)

	Twelve months ended December 31, 2024
	Reported Adj. EBITDA	Adjustments	Adj. EBITDA Ex-KOF[3]
Proximity Americas & Europe	2,536	-	2,536
Fuel	199	-	199
Health Division	373	-	373
Envoy Solutions	-	-	-
Coca-Cola FEMSA[1]	2,695	(2,695)	-
Other[2]	(260)	-	(260)
FEMSA Consolidated	5,543	(2,695)	2,848

Dividends Received[3]	-	327	327

FEMSA Consolidated ex-KOF	5,543	(2,368)	3,174

	As of December 31, 2024
	Reported	Adjustments	Ex-KOF
Cash & Equivalents	7.184	-	7,184
Coca-Cola FEMSA Cash & Equivalents	1,572	(1,572)	-
Cash & Equivalents	8,777	(1,572)	7,205

Financial Debt[4]	3,572	-	3,572
Coca-Cola FEMSA Financial Debt	3,534	(3,534)	-
Lease Liabilities	5,073	-	5,073
Coca-Cola FEMSA Lease Liabilities	110	(110)	-
Debt	12,289	(3,644)	8,645

FEMSA Net Debt	3,512	(2,072)	1,440

Translated to USD for readers’ convenience using the exchange rate published by the Federal Reserve Bank of New York for December 31, 2024 which was 20.8557 MXN per USD.

1 Coca-Cola FEMSA adjustment represents 100% of its LTM EBITDA.

2 Includes FEMSA Other Businesses (including Bara and Digital@FEMSA), FEMSA corporate expenses and the effects of consolidation adjustments

3 Reflects cash dividends received from Coca-Cola FEMSA for approximately US$317 mm and EUR$8 mm from Heineken during the last twelve months.

4 Includes EUR€ 500.0 mm in notes convertible to Heineken Holding N.V. shares.

February 27, 2025 | Page 18

EPS with Repurchased Shares

Amounts expressed in millions of Mexican Pesos (Ps.)

As Reported

Total Shares Outstanding
FEMSA Units Outstanding(1)	3,578,226,270

	YTD	4Q24
Net majority income	28,186	6,787

# FEMSA Units Outstanding(1)	3,578,226,270

EPS (Mxn Ps. / Unit)	7.88	1.90

Proforma

Total Shares Excluding Shares in Treasury
FEMSA Units Outstanding(1)	3,476,024,947

Shares in Treasury
FEMSA Units Outstanding(1)	102,201,323

	YTD	4Q24
Net majority income	28,186	6,787

# FEMSA Units Outstanding(1)	3,476,024,947

EPS (Mxn Ps. / Unit)	8.11	1.95

(1) FEMSA Units Outstanding consist of FEMSA BD Units and FEMSA B Units. The number of FEMSA Units outstanding is equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

February 27, 2025 | Page 19

Proximity Americas – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the fourth quarter of:							For the twelve months of:
	2024	2024 Org.(A)	% of rev.	2023	% of rev.	% Var.	% Org.(A)	2024	2024 Org.(A)	% of rev.	2023	% of rev.	% Var.	% Org.(A)
Total revenues	80,992	77,320	100.0	71,530	100.0	13.2	8.1	307,197	303,525	100.0	278,520	100.0	10.3	9.0
Cost of sales	42,381	39,457	52.3	39,078	54.6	8.5		170,204	167,279	55.4	161,458	58.0	5.4
Gross profit	38,610	37,863	47.7	32,452	45.4	19.0	16.7	136,993	136,245	44.6	117,062	42.0	17.0	16.4
Administrative expenses	2,756	2,670	3.4	2,006	2.8	37.4		8,642	8,556	2.8	6,514	2.3	32.7
Selling expenses	26,160	25,589	32.3	22,806	31.9	14.7		98,653	98,082	32.1	84,493	30.3	16.8
Other operating expenses (income), net	178	84	0.2	(380)	(0.5)	(146.9)		481	386	0.2	(216)	(0.1)	N.S.
Income from operations	9,516	9,521	11.7	8,020	11.2	18.7	18.7	29,216	29,221	9.5	26,271	9.4	11.2	11.2
Depreciation	2,765	2,639	3.4	3,229	4.5	(14.4)		13,952	13,826	4.5	12,437	4.5	12.2
Amortization & other non-cash charges	1,780	1,780	2.2	237	0.3	N.S.		2,474	2,474	0.8	976	0.4	153.4
Adjusted EBITDA	14,062	13,940	17.4	11,486	16.1	22.4	21.4	45,642	45,521	14.9	39,684	14.2	15.0	14.7
CAPEX	3,904	3,902	4.8	3,972	5.6	(1.7)		16,239	16,238	5.3	13,776	5.9	17.9

Information of OXXO Stores
Total stores								24,462			22,866		7.0
Stores Mexico								23,206			21,970		5.6
Stores South America (1)								1,256			896		40.2

Net new convenience stores:
vs. Last quarter	454			514		(11.7)
Year-to-date	1,596			1,408		13.4
Last-twelve-months	1,596			1,408		13.4

Same-store data: (2)
Sales (thousands of pesos)	999.7			963.5		3.8		1,010.1			969.7		4.2
Traffic (thousands of transactions)	17.2			17.7		(2.8)		17.9			18.1		(1.5)
Ticket (pesos)	58.3			54.6		6.8		56.6			53.5		5.7

(A) Organic basis (% Org.) excludes the effects of significant mergers and acquisitions in the last twelve months.

(1) This includes 249 stores from our acquisition of Delek’s retail operations, in the USA.

(2) Monthly average information per store, considering same stores with more than twelve months of operations, income from services are included.

February 27, 2025 | Page 20

Proximity Europe – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the fourth quarter of:					For the twelve months of:
	2024	% of rev.	2023	% of rev.	% Var.	2024	% of rev.	2023	% of rev.	% Var.
Total revenues	13,870	100.0	11,415	100.0	21.5	49,755	100.0	43,552	100.0	14.2
Cost of sales	7,856	56.6	6,295	55.1	24.8	28,412	57.1	24,930	57.2	14.0
Gross profit	6,014	43.4	5,120	44.9	17.5	21,344	42.9	18,622	42.8	14.6
Administrative expenses	1,198	8.6	896	7.8	33.7	3,793	7.6	3,231	7.4	17.4
Selling expenses	4,373	31.5	3,955	34.6	10.6	15,748	31.7	14,371	33.0	9.6
Other operating expenses (income), net	(210)	(1.5)	(325)	(2.8)	(35.5)	(231)	(0.5)	(379)	(0.9)	(39.2)
Income from operations	653	4.7	594	5.2	9.9	2,033	4.1	1,399	3.2	45.3
Depreciation	1,312	9.5	1,145	10.0	14.6	4,761	9.6	4,406	10.1	8.0
Amortization & other non-cash charges	46	0.3	106	0.9	(56.1)	447	0.9	442	1.0	1.1
Adjusted EBITDA	2,012	14.5	1,845	16.2	9.0	7,240	14.6	6,247	14.3	15.9
CAPEX	987		912		8.3	2,270		1,654		37.2

February 27, 2025 | Page 21

Health – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the fourth quarter of:					For the twelve months of:
	2024	% of rev.	2023	% of rev.	% Var.	2024	% of rev.	2023	% of rev.	% Var.
Total revenues	21,824	100.0	19,254	100.0	13.3	79,755	100.0	75,358	100.0	5.8
Cost of sales	15,010	68.8	13,632	70.8	10.1	55,714	69.9	52,859	70.1	5.4
Gross profit	6,814	31.2	5,622	29.2	21.2	24,041	30.1	22,499	29.9	6.9
Administrative expenses	1,124	5.1	550	2.9	104.3	4,348	5.5	2,788	3.7	56.0
Selling expenses	4,436	20.3	4,535	23.6	(2.2)	16,144	20.2	16,402	21.8	(1.6)
Other operating expenses (income), net	53	0.2	(36)	(0.2)	N.S.	65	0.1	(20)	(0.0)	N.S.
Income from operations	1,202	5.5	573	3.0	109.7	3,483	4.4	3,329	4.4	4.6
Depreciation	889	4.1	788	4.1	12.8	3,255	4.1	3,099	4.1	5.0
Amortization & other non-cash charges	262	1.2	901	4.7	(71.0)	1,048	1.3	1,645	2.2	(36.3)
Adjusted EBITDA	2,352	10.8	2,262	11.7	4.0	7,786	9.8	8,073	10.7	(3.6)
CAPEX	746		755		(1.2)	1,835		1,750		4.8

Information of Stores
Total stores						4,661		4,474		4.2
Stores Mexico						1,739		1,759		(1.1)
Stores South America						2,922		2,715		7.6

Net new stores:
vs. Last quarter	125		127		(1.6)
Year-to-date	187		379		(50.7)
Last-twelve-months	187		379		(50.7)

Same-store data: (1)
Sales (thousands of pesos)	982.6		898.3		9.4	918.8		921.1		(0.3)

(1)	Monthly average information per location, considering same locations with more than twelve months of all the operations of the Health Division.

February 27, 2025 | Page 22

Fuel – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the fourth quarter of:					For the twelve months of:
	2024	% of rev.	2023	% of rev.	% Var.	2024	% of rev.	2023	% of rev.	% Var.
Total revenues	16,331	100.0	15,121	100.0	8.0	65,365	100.0	58,499	100.0	11.7
Cost of sales	14,260	87.3	13,099	86.6	8.9	57,430	87.9	51,155	87.4	12.3
Gross profit	2,071	12.7	2,022	13.4	2.4	7,935	12.1	7,344	12.6	8.0
Administrative expenses	109	0.7	100	0.7	8.7	343	0.5	299	0.5	14.8
Selling expenses	1,202	7.4	1,245	8.2	(3.5)	4,792	7.3	4,548	7.8	5.4
Other operating expenses (income), net	15	0.1	(20)	(0.1)	(174.9)	(9)	(0.0)	(1)	(0.0)	N.S.
Income from operations	745	4.6	697	4.6	6.9	2,809	4.3	2,498	4.3	12.4
Depreciation	257	1.6	286	1.9	(10.0)	1,003	1.5	1,130	1.9	(11.2)
Amortization& other non-cash charges	90	0.5	(40)	(0.3)	N.S.	334	0.5	21	0.0	N.S.
Adjusted EBITDA	1,092	6.7	943	6.2	15.8	4,146	6.3	3,649	6.2	13.6
CAPEX	185		70		163.0	398		186		113.5

Information of OXXO GAS Service Stations
Total stores						571		571		-
Net new convenience stores:
vs. Last quarter	2		0		N.S.
Year-to-date	0		3		N.S.
Last-twelve-months	0		3		N.S.
Volume (millions of liters) total stations	666		638		4.4

Same-store data: (1)
Sales (thousands of pesos)	8,832.4		8,049.5		9.7	8,558.4		7,790.8		9.9
Traffic (thousands of liters)	401.6		384.7		4.4	392.2		374.9		4.6
Average price per liter	22.0		20.9		5.1	21.8		20.8		5.0

(1)	Monthly average information per station, considering same stations with more than twelve months of operations.

February 27, 2025 | Page 23

Coca-Cola FEMSA – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the fourth quarter of:					For the twelve months of:
	2024	% of rev.	2023	% of rev.	% Var.	2024	% of rev.	2023	% of rev.	% Var.
Total revenues	75,528	100.0	66,078	100.0	14.3	279,793	100.0	245,088	100.0	14.2
Cost of sales	39,936	52.9	35,603	53.9	12.2	151,154	54.0	134,229	54.8	12.6
Gross profit	35,592	47.1	30,475	46.1	16.8	128,639	46.0	110,860	45.2	16.0
Administrative expenses	3,620	4.8	3,131	4.7	15.6	13,684	4.9	12,820	5.2	6.7
Selling expenses	20,161	26.7	17,282	26.2	16.7	74,321	26.6	63,278	25.8	17.5
Other operating expenses (income), net	(254)	(0.3)	388	0.6	(165.4)	688	0.2	582	0.2	18.2
Income from operations	12,092	16.0	9,674	14.6	25.0	40,141	14.3	34,180	13.9	17.4
Depreciation	3,012	4.0	2,632	4.0	14.4	11,140	4.0	9,695	4.0	14.9
Amortization & other non-cash charges	1,000	1.3	843	1.3	18.7	4,924	1.8	2,543	1.0	93.6
Adjusted EBITDA	16,104	21.3	13,149	19.9	22.5	56,205	20.1	46,418	18.9	21.1
CAPEX	13,839		9,683		42.9	29,553		21,396		38.1

Sales Volumes
(Millions of unit cases)
Mexico and Central America	589.6	54.6	580.9	55.0	1.5	2,494.1	59.0	2,394.8	59.2	4.1
South America	159.9	14.8	157.4	14.9	1.6	571.3	13.5	577.9	14.3	(1.1)
Brazil	329.6	30.5	318.0	30.1	3.7	1,159.3	27.4	1,075.1	26.6	7.8
Total	1,079.1	100.0	1,056.2	100.0	2.2	4,224.6	100.0	4,047.8	100.0	4.4

February 27, 2025 | Page 24

FEMSA Macroeconomic Information

	Inflation		End-of-period Exchange Rates
	4Q 2024	LTM (1) Dec-24	Dec-24		Dec-23
			Per USD	Per MXN	Per USD	Per MXN
Mexico	1.00%	4.21%	20.2683	1.0000	16.89	1.0000
Colombia	0.47%	5.20%	4,409.15	0.0046	3,822.05	0.0044
Brazil	1.26%	4.83%	6.19	3.2731	4.84	3.4895
Argentina	4.66%	117.76%	1,032.00	0.0196	808.45	0.0209
Chile	0.57%	4.53%	996.46	0.0203	877.12	0.0193
Euro Zone	0.47%	2.45%	0.95	21.2907	0.90	18.7611

February 27, 2025 | Page 25

FUTURE-READY

FOURTH QUARTER 2024 RESULTS

Investor Relations
Jorge Collazo | jorge.collazo@kof.com
Lorena Martin | lorena.martinl@kof.com
Bryan Silva| bryan.silva@kof.com
Agustin Bolio | agustin.bolio@kof.com

Coca-Cola FEMSA

Mexico City, February 21, 2025, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFUBL, NYSE: KOF) (“Coca-Cola FEMSA,” “KOF” or the “Company”), the largest Coca-Cola franchise bottler in the world by sales volume, announces results for the fourth quarter of 2024.

FOURTH QUARTER HIGHLIGHTS

•	Volume growth 2.2%
•	Revenue growth 14.3%
•	Operating income growth 25.0%
•	Majority net income growth 35.1%
•	Earnings per share[1] were Ps. 0.43. (Earnings per unit were Ps. 3.47 and per ADS were Ps. 34.68.)
•	Reached more than 1.3 million active users in Juntos+ B2B platform; and more than 1.1 million in Premia Juntos+ loyalty program.

TWELVE MONTHS HIGHLIGHTS

•	Volume growth 4.4%
•	Revenue growth 14.2%
•	Operating income growth 17.4%
•	Majority net income growth 21.5%
•	Earnings per share[1] were Ps. 1.41. (Earnings per unit were Ps. 11.30 and per ADS were Ps. 112.95.)

FINANCIAL SUMMARY FOR THE FOURTH QUARTER RESULTS

Change vs. same period of last year

		Total Revenues		Gross Profit		Operating Income		Majority Net Income
		4Q24	FY 2024	4Q24	FY 2024	4Q24	FY 2024	4Q24	FY 2024
	Consolidated	14.3%	14.2%	17.1%	16.1%	25.0%	17.4%	35.1%	21.5%
As Reported	Mexico & Central America	10.4%	11.8%	10.0%	12.7%	23.7%	14.9%
	South America	19.4%	17.8%	28.1%	22.3%	26.9%	22.7%

	Consolidated	13.0%	14.3%	15.5%	16.1%	23.2%	17.6%
Comparable (2)	Mexico & Central America	7.2%	10.8%	6.7%	11.6%	19.0%	13.7%
	South America	21.0%	20.1%	29.5%	24.4%	29.3%	26.0%

Ian Craig, Coca-Cola FEMSA’s CEO, commented:

“2024 marks the second chapter of our transformation. During the year, we continued to build on the growth momentum of our core business, strengthened our portfolio, and increased our customer base. On the digital front, we took Juntos+, our B2B omnichannel platform, to the next level with the deployment of advanced AI capabilities. Juntos+ now reaches 1.3 million active users across Latin America, with more than 1.1 million users engaged in our Juntos+ Premia loyalty plan. Notably, we successfully developed and began the rollout in Brazil of a new salesforce tool, Juntos+ Advisor. This tool leverages advanced AI models to enhance our salesforce capabilities and improve customer engagement. All of this, as we reinforced our desired culture across our operations.

Looking ahead, we remain optimistic about the opportunities across our markets. We are transforming Coca-Cola FEMSA into a highly adaptive organization to successfully navigate ever-changing environments. Indeed, last year we deployed a record amount of CAPEX, mainly focused on expanding production and distribution capacity. We are participating in a vibrant beverage industry within a growing region, and our teams are well-positioned to capture these opportunities and continue generating value for all of our stakeholders.”

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.
(2)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 4Q24 Results	Page 2 of 17
February 21, 2025

RECENT DEVELOPMENTS

•	On December 9, 2024, Coca-Cola FEMSA paid the fourth installment of the ordinary dividend approved for Ps. 0.19 per share, for a total cash distribution of Ps. 3,193.26 million.

•	In 2024, Coca-Cola FEMSA reaffirmed its commitment to sustainability by updating its Sustainability Framework. Company-wide efforts led to significant improvements in sustainability assessments, such as the S&P Global Corporate Sustainability Assessment (CSA), earning inclusion in the Sustainability Yearbook 2025 and maintaining its position in the DJSI MILA Pacific Alliance Index. The Company also significantly improved its ratings in the FTSE4Good index, ISS-ESG, Sustainalytics, and CDP Climate Change and Water Stewardship. Last September, the Company achieved a water efficiency rate of 1.36 liters of water per liter of beverage produced, solidifying its position as a global leader in water efficiency.

CONFERENCE CALL INFORMATION

Coca-Cola FEMSA Reports 4Q24 Results	Page 3 of 17
February 21, 2025

CONSOLIDATED FOURTH QUARTER RESULTS

CONSOLIDATED FOURTH QUARTER RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	4Q 2024	4Q 2023	Δ%	Δ%
Total revenues	75,528	66,078	14.3%	13.0%
Gross profit	35,695	30,475	17.1%	15.5%
Operating income	12,092	9,674	25.0%	23.2%
Adj. EBITDA (2)	16,104	13,149	22.5%	20.7%

Volume increased 2.2% to 1,079.1 million unit cases, driven by volume growth across most of our territories. Volume growth was driven mainly by Brazil, Mexico, and Guatemala, partially offset by a slight volume decline in Colombia.

Total revenues increased 14.3% to Ps. 75,528 million. This increase was driven by volume growth, revenue management initiatives, and favorable mix effects. Excluding currency translation effects, total revenues increased 13.0%.

Gross profit increased 17.1% to Ps. 35,695 million, and gross margin increased 120 basis points to 47.3%. This expansion was driven mainly by our top-line growth, favorable mix effects coupled with easing sweetener and PET costs and favorable hedging initiatives. These effects were partially offset by higher fixed costs, such as maintenance, and the depreciation of our main operating currencies as applied to our U.S. dollar-denominated raw material costs. Excluding currency translation effects, gross profit increased 15.5%.

Operating income increased 25.0% to Ps. 12,092 million, and operating margin increased 140 basis points to 16.0%. This margin expansion was driven mainly by top-line growth and operating expense efficiencies, that mitigated margin pressures related to higher operating expenses such as maintenance, freight, operative foreign exchange loss, and labor. Additionally, we incurred a one-time net expense of Ps. 730 million, primarily related to asset write-offs, site cleaning, and debris removal following the impact of hurricanes in Guerrero and the flooding in Rio Grande do Sul. This figure already reflects the recognition of insurance claims in both Mexico and Brazil. Excluding currency translation effects, operating income increased 23.2%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 4Q24 Results	Page 4 of 17
February 21, 2025

Comprehensive financing result recorded an expense of Ps. 980 million, compared to an expense of Ps. 1,285 million in the previous year. This decrease was driven mainly by a foreign exchange gain of Ps. 57 million in the fourth quarter of 2024 as compared to a loss of Ps. 317 million in the same period of the previous year, which was driven by the quarterly depreciation of the Mexican Peso and the Brazilian Real as applied to our U.S. dollar-denominated cash position. In addition, we recognized a higher gain in monetary positions in inflationary subsidiaries of Ps. 61 million as compared to a gain of Ps. 4 million in the same period of the previous year.

These effects were partially offset by a loss in financial instruments of Ps. 33 million as compared to a gain of Ps. 90 million in the same period of the previous year.

Finally, we recognized interest expense, net, of Ps. 1,065 million as compared to Ps. 1,062 million in the same period of the previous year as higher interest expense mainly driven by new financing in Argentina was offset by higher interest income related increases in notional and interest rates.

Income tax as a percentage of income before taxes was 33.1% as compared to 33.8% during the same period of 2023.

Net income attributable to equity holders of the company was Ps. 7,286 million as compared to Ps. 5,392 million during the same period of the previous year. This increase was driven mainly by operating income growth, coupled with a decrease in our comprehensive financing result. Earnings per share1 were Ps. 0.43 (Earnings per unit were Ps. 3.47 and per ADS were Ps. 34.68.).

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

Coca-Cola FEMSA Reports 4Q24 Results	Page 5 of 17
February 21, 2025

CONSOLIDATED TWELVE months RESULTS

CONSOLIDATED FULL YEAR RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	FY 2024	FY 2023	Δ%	Δ%
Total revenues	279,793	245,088	14.2%	14.3%
Gross profit	128,736	110,860	16.1%	16.1%
Operating income	40,141	34,180	17.4%	17.6%
Adj. EBITDA (2)	56,205	46,418	21.1%	21.1%

Volume increased 4.4% to 4,224.6 million unit cases, driven by volume growth in most of our territories, including Mexico, Brazil, Guatemala, Colombia, and our Central America South territories, partially offset by a decrease in Argentina and Uruguay.

Total revenues increased 14.2% to Ps. 279,793 million. This increase was driven by volume growth, revenue management initiatives, and favorable mix effects. Excluding currency translation effects, total revenues increased 14.3%.

Gross profit increased 16.1% to Ps. 128,736 million, and gross margin expanded 80 basis points to 46.0%. This gross profit increase was driven mainly by our top-line growth, favorable packaging and sweetener costs, and hedging initiatives. These effects were partially offset by fixed costs and the depreciation of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. Excluding currency translation effects, gross profit increased 16.1%.

Operating income increased 17.4% to Ps. 40,141 million, and operating margin increased 40 basis points to 14.3%. This increase was driven mainly by top-line growth and operating expense efficiencies. These effects were partially offset by increases in operating expenses such as labor, freight, and maintenance and a non-cash operating foreign exchange loss. In addition, we recognized additional net expenses of Ps. 1,637 million related to asset write-offs and the removal of debris resulting from the impact of the hurricanes in Mexico and the floodings in Brazil. This figure includes the recognition of insurance claims in Mexico and Brazil. Excluding currency translation effects, operating income increased 17.6%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 4Q24 Results	Page 6 of 17
February 21, 2025

Comprehensive financing result recorded an expense of Ps. 3,906 million, compared to an expense of Ps. 4,697 million in the previous year. This decrease is explained mainly by a foreign exchange gain of Ps. 304 million as compared to a loss of Ps. 1,046 million, as our net cash exposure in U.S. dollars was positively impacted by the depreciation of the Mexican Peso and the Brazilian Real during 2024. In addition, we recorded a higher gain on monetary position of inflationary subsidiaries of Ps. 216 million as compared to Ps. 93 million.

These effects were partially offset by an increase in our interest expense, net, of Ps. 4,492 million as compared to an expense of Ps. 3,914 million in the same period of the previous year. This increase was mainly driven by an increase in our debt in Argentina and a reduction in our interest income.

Income tax as a percentage of income before taxes was 32.7% as compared to 30.5% during 2023. This increase was driven mainly by adjustments in deferred taxes.

Net income attributable to equity holders of the company increased 21.5% to reach Ps. 23,729 million during the year 2024, as compared to Ps. 19,536 million during the previous year. This increase was driven mainly by operating income growth, coupled with a decrease in our comprehensive financing result. These effects were partially offset by a higher income taxes rate. Earnings per share1 were Ps. 1.41 (Earnings per unit were Ps. 11.30 and per ADS were Ps. 112.95.).

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

Coca-Cola FEMSA Reports 4Q24 Results	Page 7 of 17
February 21, 2025

MEXICO & CENTRAL AMERICA DIVISION FOURTH QUARTER RESULTS

(Mexico, Guatemala, Costa Rica, Panama, and Nicaragua)

MEXICO & CENTRAL AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	4Q 2024	4Q 2023	Δ%	Δ%
Total revenues	41,540	37,622	10.4%	7.2%
Gross profit	20,255	18,422	10.0%	6.7%
Operating income	6,947	5,618	23.7%	19.0%
Adj. EBITDA (2)	9,531	7,704	23.7%	19.2%

Volume increased 1.5%, driven by volume growth in all our territories across the division.

Total revenues increased 10.4% to Ps. 41,540 million, driven mainly by revenue management initiatives and the favorable translation effect from most of our operating currencies into Mexican Pesos. Excluding currency translation effects, total revenues increased 7.2%.

Gross profit increased 10.0% to Ps. 20,255 million, and gross margin contracted 20 basis points to 48.8%. This margin decrease was driven mainly by higher fixed costs, such as maintenance and the depreciation of the Mexican Peso as applied to our U.S. dollar-denominated raw material costs, that offset our top-line growth and easing sweetener and packaging costs, coupled with favorable hedging initiatives. Excluding currency translation effects, gross profit increased 6.7%.

Operating income increased 23.7% to Ps. 6,947 million, and operating margin increased 180 basis points to 16.7%. This margin increase was driven mainly by our top-line growth, and operating expense efficiencies that mitigated margin pressures related to higher operating expenses such as labor, freight, and maintenance, coupled with an operating foreign exchange loss. In addition, this quarter we recognized one-time net expenses of Ps. 399 million related to asset write-offs and the removal of debris related to the impact of hurricanes in Mexico. This figure includes the recognition of insurance claims. Excluding currency translation effects, operating income increased 19.0%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 4Q24 Results	Page 8 of 17
February 21, 2025

SOUTH AMERICA DIVISION FOURTH QUARTER RESULTS

(Brazil, Argentina, Colombia, and Uruguay)

SOUTH AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	4Q 2024	4Q 2023	Δ%	Δ%
Total revenues	33,988	28,456	19.4%	21.0%
Gross profit	15,439	12,054	28.1%	29.5%
Operating income	5,145	4,056	26.9%	29.3%
Adj. EBITDA (2)	6,572	5,444	20.7%	22.8%

Volume increased 3.0% to 489.5 million unit cases, driven mainly by 3.7% volume growth in Brazil, 8.9% volume growth in Uruguay, and a 2.9% increase in Argentina, partially offset by a 0.3% decrease in Colombia.

Total revenues increased 19.4% to Ps. 33,988 million. This increase was driven mainly by volume growth, coupled with revenue management initiatives. These effects were partially offset by unfavorable currency translation effects from the Argentine Peso and the Brazilian Real into Mexican pesos. Excluding currency translation effects, total revenues increased 21.0%.

Gross profit increased 28.1% to Ps. 15,439 million, and gross margin expanded 300 basis points to 45.4%. This expansion was driven mainly by top-line growth, coupled with a decrease in raw material costs, such as sweetener and PET, and fixed cost efficiencies, which were partially offset by purchases of finished products, and inventory write-offs in Brazil. Excluding currency translation effects, gross profit increased 29.5%.

Operating income increased 26.9% to Ps. 5,145 million, resulting in an operating margin expansion of 80 basis points to 15.1%. This increase was driven mainly by an increase in our gross profit, which was partially offset by higher operating expenses such as freight and marketing. In addition, this quarter we recognized one-time net expenses of Ps. 331 million related to asset write-offs and the removal of debris related to the impact of the floodings in Rio Grande do Sul. This figure includes the recognition of insurance claims. Excluding currency translation effects, operating income increased 29.3%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 4Q24 Results	Page 9 of 17
February 21, 2025

DEFINITIONS

Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.

Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Operating income is a non-GAAP financial measure computed as “gross profit – operating expenses – other operating expenses, net + operative equity method (gain) loss in associates.”

Adjusted EBITDA is a non-GAAP financial measure computed as “operating income + depreciation + amortization & other operating non-cash charges.”

Earnings per share are equal to “quarterly earnings / outstanding shares.” Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806,658,096 shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

COMPARABILITY

Our “comparable” term means, with respect to a year-over-year comparison, the change of a given measure excluding the effects of: (i) mergers, acquisitions, and divestitures; and (ii) translation effects resulting from exchange rate movements. In preparing this measure, management has used its best judgment, estimates, and assumptions to maintain comparability.

Coca-Cola FEMSA Reports 4Q24 Results	Page 10 of 17
February 21, 2025

ABOUT THE COMPANY

Stock listing information: Mexican Stock Exchange, Ticker: KOFUBL | NYSE (ADS), Ticker: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA, S.A.B. de C.V. is the largest franchise bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio to more than 272 million consumers. With over 104,000 employees, the Company markets and sells approximately 4 billion unit cases through more than 2.1 million points of sale a year. Operating 56 manufacturing plants and 252 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all its stakeholders across the value chain. The Company is a member of the Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the S&P/BMV Total Mexico ESG Index, among others. Its operations encompass certain territories in Mexico, Brazil, Guatemala, Colombia, and Argentina and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay and, in Venezuela, through an investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com

ADDITIONAL INFORMATION

All of the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

(6 pages of tables to follow)

Coca-Cola FEMSA Reports 4Q24 Results	Page 11 of 17
February 21, 2025

COCA-COLA FEMSA

CONSOLIDATED INCOME STATEMENT

Millions of Pesos (1)

	For the Fourth Quarter of:						For Full Year:
	2024	% of Rev.	2023	% of Rev.	Δ% Reported	Δ% Comparable (7)	2024	% of Rev.	2023	% of Rev.	Δ% Reported	Δ% Comparable (7)
Transactions (million transactions)	6,445.3		6,194.6		4.0%	4.0%	24,929.2		23,743.2		5.0%	5.0%
Volume (million unit cases)	1,079.1		1,056.2		2.2%	2.2%	4,224.6		4,047.8		4.4%	4.4%
Average price per unit case	67.45		60.24		12.0%		64.23		58.54		9.7%
Net revenues	75,302		65,830		14.4%		279,030		244,264		14.2%
Other operating revenues	226		248		-9.2%		763		824		-7.4%
Total revenues (2)	75,528	100.0%	66,078	100.0%	14.3%	13.0%	279,793	100.0%	245,088	100.0%	14.2%	14.3%
Cost of goods sold	39,833	52.7%	35,603	53.9%	11.9%		151,057	54.0%	134,228	54.8%	12.5%
Gross profit	35,695	47.3%	30,475	46.1%	17.1%	15.5%	128,736	46.0%	110,860	45.2%	16.1%	16.1%
Operating expenses	23,883	31.6%	20,413	30.9%	17.0%		88,101	31.5%	76,098	31.0%	15.8%
Other operative expenses, net	(253)	-0.3%	433	0.7%	NA		688	0.2%	813	0.3%	-15.4%
Operative equity method (gain) loss in associates(3)	(27)	0.0%	(45)	-0.1%	-39.6%		(194)	-0.1%	(232)	-0.1%	-16.5%
Operating income (5)	12,092	16.0%	9,674	14.6%	25.0%	23.2%	40,141	14.3%	34,180	13.9%	17.4%	17.6%
Other non operative expenses, net	(36)	0.0%	50	0.1%	NA		31	0.0%	459	0.2%	-93.3%
Non Operative equity method (gain) loss in associates (4)	(37)	0.0%	(132)	-0.2%	-71.7%		(112)	0.0%	17	0.0%	NA
Interest expense	1,935		1,791		8.0%		7,532		7,102		6.1%
Interest income	870		730		19.2%		3,039		3,188		-4.7%
Interest expense, net	1,065		1,062		0.3%		4,492		3,914		14.8%
Foreign exchange loss (gain)	(57)		317		NA		(304)		1,046		-129.1%
Loss (gain) on monetary position in inflationary subsidiaries	(61)		(4)		1564.0%		(216)		(93)		131.4%
Market value (gain) loss on financial instruments	33		(90)		NA		(67)		(169)		-60.2%
Comprehensive financing result	980		1,285		-23.7%		3,906		4,697		-16.9%
Income before taxes	11,185		8,470		32.1%		36,316		29,007		25.2%
Income taxes	3,686		2,802		31.6%		11,768		8,781		34.0%
Result of discontinued operations	-		-		NA		-		-		NA
Consolidated net income	7,499		5,669		32.3%		24,549		20,226		21.4%
Net income attributable to equity holders of the company	7,286	9.6%	5,392	8.2%	35.1%	32.0%	23,729	8.5%	19,536	8.0%	21.5%	21.7%
Non-controlling interest	213	0.3%	277	0.4%	-22.9%		820	0.3%	690	0.3%	18.8%

Adj. EBITDA & CAPEX	2024	% of Rev.	2023	% of Rev.	Δ% Reported	Δ% Comparable (7)	2024	% of Rev.	2023	% of Rev.	Δ% Reported	Δ% Comparable (7)
Operating income (5)	12,092	16.0%	9,674	14.6%	25.0%	23.2%	40,141	14.3%	34,180	13.9%	17.4%	17.6%
Depreciation	3,012		2,632		14.4%		11,142		9,695		14.9%
Amortization and other operative non-cash charges	1,000		843		18.6%		4,922		2,542		93.6%
Adj. EBITDA (5)(6)	16,104	21.3%	13,149	19.9%	22.5%	20.7%	56,205	20.1%	46,418	18.9%	21.1%	21.1%
CAPEX(8)	13,778		9,837		40.1%		29,416		21,396		37.5%

(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 15 and 16 for revenue breakdown.
(3)	Includes equity method in Jugos del Valle and Leão Alimentos, among others.
(4)	Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER, and KSP Participacoes, among others.
(5)	The operating income and Adjusted EBITDA lines are presented as non-GAAP measures for the convenience of the reader.
(6)	Adjusted EBITDA = operating income + depreciation, amortization & other operating non-cash charges.
(7)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(8)	As of December 31, 2024, the investment in fixed assets effectively paid is equivalent to Ps. 25,316 million.

Coca-Cola FEMSA Reports 4Q24 Results	Page 12 of 17
February 21, 2025

MEXICO & CENTRAL AMERICA DIVISION

RESULTS OF OPERATIONS

Millions of Pesos (1)

	For the Fourth Quarter of:						For the Full Year:
	2024	% of Rev.	2023	% of Rev.	Δ% Reported	Δ% Comparable (6)	2024	% of Rev.	2023	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	3,091.7		2,981.7		3.7%	3.7%	12,926.6		12,344.9		4.7%	4.7%
Volume (million unit cases)	589.6		580.9		1.5%	1.5%	2,494.1		2,394.8		4.1%	4.1%
Average price per unit case	69.66		64.28		8.4%		66.48		62.07		7.1%
Net revenues	41,517		37,603				166,972		149,320
Other operating revenues	23		19				24		42
Total Revenues (2)	41,540	100.0%	37,622	100.0%	10.4%	7.2%	166,996	100.0%	149,362	100.0%	11.8%	10.8%
Cost of goods sold	21,284	51.2%	19,200	51.0%			86,214	51.6%	77,698	52.0%
Gross profit	20,255	48.8%	18,422	49.0%	10.0%	6.7%	80,782	48.4%	71,665	48.0%	12.7%	11.6%
Operating expenses	13,485	32.5%	12,663	33.7%			53,810	32.2%	48,343	32.4%
Other operative expenses, net	(176)	-0.4%	150	0.0%			457	0.3%	281	0.2%
Operative equity method (gain) loss in associates (3)	(1)	0.0%	(9)	0.0%			(115)	-0.1%	(130)	-0.1%
Operating income (4)	6,947	16.7%	5,618	14.9%	23.7%	19.0%	26,630	15.9%	23,170	15.5%	14.9%	13.7%
Depreciation, amortization & other operating non-cash charges	2,584	6.2%	2,086	5.5%			9,938	6.0%	7,652	5.1%
Adj. EBITDA (4)(5)	9,531	22.9%	7,704	20.5%	23.7%	19.2%	36,568	21.9%	30,822	20.6%	18.6%	17.4%

(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 15 and 16 for revenue breakdown.
(3)	Includes equity method in Jugos del Valle, among others.
(4)	The operating income and Adjusted EBITDA lines are presented as non-GAAP measures for the convenience of the reader.
(5)	Adjusted EBITDA = operating income + depreciation, amortization & other operating non-cash charges.
(6)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

SOUTH AMERICA DIVISION

RESULTS OF OPERATIONS

Millions of Pesos (1)

	For the Fourth Quarter of:						For the Full Year:
	2024	% of Rev.	2023	% of Rev.	Δ% Reported	Δ% Comparable (6)	2024	% of Rev.	2023	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	3,353.5		3,212.9		4.4%	4.4%	12,002.6		11,398.3		5.3%	5.3%
Volume (million unit cases)	489.5		475.3		3.0%	3.0%	1,730.6		1,653.1		4.7%	4.7%
Average price per unit case	64.80		55.32		17.1%		60.98		53.43		14.1%
Net revenues	33,785		28,227				112,058		94,944
Other operating revenues	203		229				739		782
Total Revenues (2)	33,988	100.0%	28,456	100.0%	19.4%	21.0%	112,797	100.0%	95,726	100.0%	17.8%	20.1%
Cost of goods sold	18,549	54.6%	16,403	57.6%			64,843	57.5%	56,531	59.1%
Gross profit	15,439	45.4%	12,054	42.4%	28.1%	29.5%	47,954	42.5%	39,195	40.9%	22.3%	24.4%
Operating expenses	10,398	30.6%	7,750	27.2%			34,291	30.4%	27,755	29.0%
Other operative expenses, net	(77)	-0.2%	284	1.0%			231	0.2%	531	0.6%
Operative equity method (gain) loss in associates (3)	(27)	-0.1%	(36)	-0.1%			(78)	-0.1%	(102)	-0.1%
Operating income (4)	5,145	15.1%	4,056	14.3%	26.9%	29.3%	13,511	12.0%	11,011	11.5%	22.7%	26.0%
Depreciation, amortization & other operating non-cash charges	1,427	4.2%	1,389	4.9%			6,127	5.4%	4,585	4.8%
Adj. EBITDA (4)(5)	6,572	19.3%	5,444	19.1%	20.7%	22.8%	19,637	17.4%	15,596	16.3%	25.9%	28.8%

(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 15 and 16 for revenue breakdown.
(3)	Includes equity method in Leão Alimentos, among others.
(4)	The operating income and Adjusted EBITDA lines are presented as non-GAAP measures for the convenience of the reader.
(5)	Adjusted EBITDA = operating income + depreciation, amortization & other operating non-cash charges.
(6)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 4Q24 Results	Page 13 of 17
February 21, 2025

CONSOLIDATED BALANCE SHEET

Millions of Pesos

Assets	Dec-24	Dec-23	% Var.
Current Assets
Cash, cash equivalents and marketable securities	32,779	31,060	6%
Total accounts receivable	18,620	17,749	5%
Inventories	14,059	11,880	18%
Other current assets	9,675	7,049	37%
Total current assets	75,132	67,738	11%
Non-Current Assets	-	-
Property, plant and equipment	161,785	133,406	21%
Accumulated depreciation	(62,404)	(54,676)	14%
Total property, plant and equipment, net	99,381	78,730	26%
Right of use assets	2,989	2,388	25%
Investment in shares	10,233	9,246	11%
Intangible assets and other assets	101,876	101,162	1%
Other non-current assets	18,375	14,256	29%
Total Assets	307,986	273,520	13%

Liabilities & Equity	Dec-24	Dec-23	% Var.
Current Liabilities
Short-term bank loans and notes payable	3,314	140	2267%
Suppliers	33,773	27,351	23%
Short-term leasing Liabilities	889	752	18%
Other current liabilities	29,194	26,673	9%
Total current liabilities	67,171	54,916	22%
Non-Current Liabilities	-	-
Long-term bank loans and notes payable	70,383	65,074	8%
Long Term Leasing Liabilities	2,295	1,769	30%
Other long-term liabilities	17,595	18,056	-3%
Total liabilities	157,445	139,815	13%
Equity	-	-
Non-controlling interest	7,113	6,680	6%
Total controlling interest	143,428	127,025	13%
Total equity	150,542	133,705	13%
Total Liabilities and Equity	307,986	273,520	13%

	Dec 30, 2024
Debt Mix	% Total Debt (1)	% Interest Rate Floating (1) (2)	Average Rate
Currency
Mexican Pesos	59.1%	3.7%	8.7%
U.S. Dollars	18.3%	53.2%	4.2%
Colombian Pesos	2.4%	15.5%	8.1%
Brazilian Reals	19.2%	18.8%	9.8%
Argentine Pesos	0.9%	0.0%	50.1%
Total Debt	100%	23.9%	8.4%

(1)	After giving effect to cross- currency swaps.
(2)	Calculated by weighting each year's outstanding debt balance mix.

Debt Maturity Profile

Financial Ratios	4Q 2024	FY 2024	Δ%
Net debt including effect of hedges (1)(3)	38,329	37,794	1.4%
Net debt including effect of hedges / Adj. EBITDA (1)(3)	0.68	0.81
Adj. EBITDA/ Interest expense, net (1)	12.51	11.86
Capitalization (2)	33.3%	32.8%

(1) Net debt = total debt - cash
(2) Total debt / (total debt + shareholders' equity)
(3) After giving effect to cross-currency swaps.

Coca-Cola FEMSA Reports 4Q24 Results	Page 14 of 17
February 21, 2025

COCA-COLA FEMSA

QUARTERLY- VOLUME, TRANSACTIONS & REVENUES

Volume
	4Q 2024					4Q 2023					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	346.9	29.1	84.9	36.6	497.4	346.1	26.4	85.8	35.1	493.4	0.8%
Guatemala	44.4	2.5	-	2.3	49.2	41.3	2.1	-	2.3	45.7	7.5%
CAM South	36.3	0.9	0.9	4.9	43.0	34.7	1.1	0.9	5.0	41.8	3.0%
Mexico and Central America	427.6	32.5	85.8	43.8	589.6	422.1	29.7	86.7	42.5	580.9	1.5%
Colombia	71.4	10.0	3.7	6.6	91.6	70.9	10.2	3.5	7.4	91.9	-0.3%
Brazil (3)	274.5	24.6	2.8	27.7	329.6	266.4	22.4	3.2	26.0	318.0	3.7%
Argentina	39.0	7.1	1.9	4.6	52.6	37.8	6.6	1.9	4.8	51.1	2.9%
Uruguay	12.4	2.1	-	1.1	15.7	12.0	1.7	-	0.8	14.4	8.9%
South America	397.4	43.8	8.4	40.0	489.5	387.0	40.8	8.5	39.0	475.3	3.0%
TOTAL	824.9	76.3	94.2	83.7	1,079.1	809.1	70.5	95.2	81.5	1,056.2	2.2%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
	4Q 2024				4Q 2023				YoY
	Sparkling	Water	Stills	Total	Sparkling	Water	Stills	Total	Δ %
Mexico	1,937.0	208.6	259.2	2,404.7	1,900.7	190.7	243.8	2,335.2	3.0%
Guatemala	339.1	16.3	24.9	380.3	313.4	14.8	24.0	352.2	8.0%
CAM South	248.2	10.3	48.2	306.7	231.1	11.4	51.8	294.3	4.2%
Mexico and Central America	2,524.3	235.2	332.2	3,091.7	2,445.2	216.9	319.7	2,981.7	3.7%
Colombia	511.0	101.4	49.4	661.7	513.5	106.6	68.2	688.2	-3.9%
Brazil (3)	1,821.5	213.9	314.3	2,349.8	1,705.0	191.3	292.1	2,188.3	7.4%
Argentina	189.1	40.9	37.0	267.0	182.6	41.0	44.5	268.1	-0.4%
Uruguay	57.7	8.3	9.1	75.1	55.0	6.6	6.5	68.2	10.1%
South America	2,579.3	364.4	409.8	3,353.5	2,456.1	345.5	411.2	3,212.9	4.4%
TOTAL	5,103.6	599.6	742.0	6,445.3	4,901.3	562.4	730.9	6,194.6	4.0%

Revenues

Expressed in million Mexican Pesos	4Q 2024	4Q 2023	Δ %
Mexico	33,078	30,709	7.7%
Guatemala	4,123	3,353	23.0%
CAM South	4,339	3,560	21.9%
Mexico and Central America	41,540	37,622	10.4%
Colombia	6,145	5,094	20.6%
Brazil (4)	22,099	20,125	9.8%
Argentina	3,996	1,932	106.8%
Uruguay	1,748	1,305	33.9%
South America	33,988	28,456	19.4%
TOTAL	75,528	66,078	14.3%

(3) Volume and transactions in Brazil do not include beer
(4) Brazil includes beer revenues of Ps. 1,571.7 million for the fourth quarter of 2024 and Ps. 1,734.2 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 4Q24 Results	Page 15 of 17
February 21, 2025

COCA-COLA FEMSA

YTD- VOLUME, TRANSACTIONS & REVENUES

Volume

	YTD 2024					YTD 2023					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	1,454.8	136.1	375.2	158.2	2,124.3	1,408.7	121.7	376.6	145.9	2,052.9	3.5%
Guatemala	174.0	9.8	-	9.0	192.8	157.6	7.7	-	8.9	174.2	10.7%
CAM South	145.6	5.6	3.8	22.0	177.0	136.4	6.1	2.7	22.5	167.7	5.5%
Mexico and Central America	1,774.3	151.5	379.0	189.3	2,494.1	1,702.7	135.4	379.3	177.3	2,394.8	4.1%
Colombia	267.9	40.4	15.6	28.4	352.3	264.7	39.2	14.0	29.6	347.6	1.4%
Brazil (3)	966.1	83.3	10.2	99.7	1,159.3	902.4	75.2	10.2	87.4	1,075.1	7.8%
Argentina	126.4	21.4	7.1	13.4	168.3	135.1	21.0	5.8	16.8	178.7	-5.8%
Uruguay	40.6	6.9	-	3.2	50.7	40.6	8.7	-	2.4	51.7	-1.9%
South America	1,400.9	152.1	32.9	144.7	1,730.6	1,342.7	144.2	30.0	136.1	1,653.1	4.7%
TOTAL	3,175.3	303.5	411.9	333.9	4,224.6	3,045.4	279.7	409.3	313.5	4,047.8	4.4%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions

	YTD 2024				YTD 2023				YoY
	Sparkling	Water	Stills	Total	Sparkling	Water	Stills	Total	Δ %
Mexico	8,071.4	948.3	1,112.2	10,131.9	7,835.7	866.4	1,026.9	9,729.0	4.1%
Guatemala	1,299.1	65.2	95.3	1,459.6	1,179.8	56.9	91.9	1,328.5	9.9%
CAM South	1,058.5	56.0	220.6	1,335.1	996.4	53.6	237.3	1,287.4	3.7%
Mexico and Central America	10,428.9	1,069.6	1,428.1	12,926.6	10,011.8	976.9	1,356.2	12,344.9	4.7%
Colombia	1,951.1	412.9	228.8	2,592.8	1,942.5	411.8	302.2	2,656.5	-2.4%
Brazil (3)	6,428.1	725.8	1,132.2	8,286.2	5,887.7	655.1	981.1	7,523.9	10.1%
Argentina	634.6	129.4	113.4	877.4	689.8	135.2	149.3	974.4	-10.0%
Uruguay	193.3	26.9	26.1	246.2	190.7	32.6	20.3	243.6	1.1%
South America	9,207.1	1,295.0	1,500.5	12,002.6	8,710.7	1,234.7	1,452.9	11,398.3	5.3%
TOTAL	19,636.0	2,364.6	2,928.6	24,929.2	18,722.5	2,211.6	2,809.1	23,743.2	5.0%

Revenues

Expressed in million Mexican Pesos	YTD 2024	YTD 2023	Δ %
Mexico	135,906	122,615	10.8%
Guatemala	15,524	13,016	19.3%
CAM South	15,566	13,731	13.4%
Mexico and Central America	166,996	149,362	11.8%
Colombia	20,994	17,680	18.7%
Brazil (4)	74,126	66,963	10.7%
Argentina	12,557	6,668	88.3%
Uruguay	5,119	4,415	15.9%
South America	112,797	95,726	17.8%
TOTAL	279,793	245,088	14.2%

(3) Volume and transactions in Brazil do not include beer
(4) Brazil includes beer revenues of Ps. 5,276.1 million for the full year of 2024 and Ps. 6,116.7 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.

(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 4Q24 Results	Page 16 of 17
February 21, 2025

Inflation (1)

	LTM	4Q24	YTD
Mexico	4.21%	1.32%	4.21%
Colombia	5.20%	0.55%	5.20%
Brasil	4.83%	1.81%	4.83%
Argentina	117.76%	7.87%	117.76%
Costa Rica	0.84%	0.47%	0.84%
Panama	-0.19%	-0.55%	-0.19%
Guatemala	1.70%	-0.57%	1.70%
Nicaragua	2.84%	-0.10%	2.84%
Uruguay	5.49%	1.15%	5.49%

(1) Source: inflation estimated by the company based on historic publications from the Central Bank of each country.

Average Exchange Rates for each period (2)

	Quarterly Exchange Rate (Local Currency per USD)			Year to Date Exchange Rate (Local Currency per USD)
	4Q24	4Q23	Δ%	YTD 24	YTD 23	Δ%
México	20.07	17.58	14.1%	18.30	17.77	3.0%
Colombia	4,351.70	4,071.19	6.9%	4,074.44	4,325.96	-5.8%
Brasil	5.84	4.95	18.0%	5.39	4.99	7.9%
Argentina	1001.46	448.97	123.1%	916.29	296.61	208.9%
Costa Rica	513.80	534.44	-3.9%	518.22	547.36	-5.3%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.72	7.83	-1.5%	7.76	7.83	-0.9%
Nicaragua	36.62	36.58	0.1%	36.62	36.44	0.5%
Uruguay	42.67	39.53	7.9%	40.21	38.82	3.6%

End-of-period Exchange Rates

	Closing Exchange Rate (Local Currency per USD)			Closing Exchange Rate (Local Currency per USD)
	Dec-24	Dec-23	Δ%	Sep-24	Sep-23	Δ%
México	20.27	16.89	20.0%	19.63	17.62	11.4%
Colombia	4,409.15	3,822.05	15.4%	4,164.21	4,053.76	2.7%
Brasil	6.19	4.84	27.9%	5.45	5.01	8.8%
Argentina	1,032.00	808.45	27.7%	970.50	349.95	177.3%
Costa Rica	512.73	526.88	-2.7%	522.87	542.35	-3.6%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.71	7.83	-1.5%	7.72	7.86	-1.7%
Nicaragua	36.62	36.62	0.0%	36.62	36.53	0.3%
Uruguay	44.07	39.02	12.9%	41.64	38.56	8.0%

(2) Average exchange rate for each period computed with the average exchange rate of each month.

Coca-Cola FEMSA Reports 4Q24 Results	Page 17 of 17
February 21, 2025